Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Pearson, Robert C. (Last) (First) (Middle) 8080 N. Central Expwy., #210, LB 59 (Street) Dallas, TX 75206-1857 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) April 21, 2001		4. Issuer Name and Ticker or Trading Symbol Display Technologies, Inc. (DTEK)
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director _X_10% Owner ___ Officer (give ___ Other (specify title below) below) _________________		6. If Amendment, Date of Original (Month/Day/Year)
			7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I -- Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock (1)	266,414	I
Common Stock (2)	265,679	I

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
8.75 Convertible Debenture (1)	3/2/98	3/2/05	Common Stock	875,000	$2.00	1
5.25% Convertible Preferred Stock (1)	7/30/99	N/A	Common Stock	250,000	$2.00	1
Warrants to Purchase 110,250 Shares (1)	3/2/98	3/2/03	Common Stock	110,250	$3.92	1
Warrants to Purchase 20,993 Shares (1)	7/30/99	7/30/04	Common Stock	20,993	$2.5008	1
8.75 Convertible Debenture (2)	3/2/98	3/2/05	Common Stock	875,000	$2.00	1
5.25% Convertible Preferred Stock (2)	7/30/99	N/A	Common Stock	250,000	$2.00	1
Warrants to Purchase 110,250 Shares (2)	3/2/98	3/2/03	Common Stock	110,250	$3.92	1
Warrants to Purchase 20,993 Shares (2)	7/30/99	7/30/04	Common Stock	20,993	$2.5008	1
Warrants to Purchase 857,000 Shares (2)	1/17/01	1/17/06	Common Stock	857,000	$0.125	1

Explanation of Responses:
(1)	Represents shares owned by Renaissance Capital Growth & Income Fund III, Inc. ("Renaissance III").
(2)	Represents shares owned by Renaissance US Growth and Income Trust PLC ("RUSGIT").
(3)

Robert C. Pearson is a Director of Display Technologies, Inc., as of 4/21/01 and an executive office of Renaissance Capital Group, Inc. which is Investment Advisor to Renaissance III and Investment Manager to RUSGIT, and may be deemed the beneficial owner of such shares. Renaissance III and RUSGIT each own over 10% of the Company's common stock on fully converted bases. The reporting person disclaims such beneficial ownership.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	Robert C. Pearson Robert C. Pearson **Signature of Reporting Person	05/3/01 Date
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